UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 520776105	Page 2 of 12

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 366,012
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 366,012
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 366,012
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 3 of 12

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,938
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 200,938
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,938
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 4 of 12

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,824
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,824
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,824
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 5 of 12

1.	Name of Reporting Persons. LKCM Long-Short Onshore Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,556
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,556
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 6 of 12

1.	Name of Reporting Persons. LKCM Capital Group IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,250
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,250
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 7 of 12

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 593,080
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 593,080
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 520776105	Page 8 of 12

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 593,080
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 593,080
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520776105	Page 9 of 12

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 389,642
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 389,642
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 389,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Lawson Products, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

LIP acquired an additional 47,700 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $756,000 using working capital. Master Fund acquired an additional 107,655 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $1,918,000 using working capital.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of September 2, 2014, the Reporting Persons may be deemed to beneficially own 593,080 shares of Common Stock (which represents approximately 6.8% of the outstanding Common Stock based upon information contained in the Issuer’s Form 10-Q for the quarter ended June 30, 2014).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PDP	366,012	0	366,012	0
LIP	200,938	0	200,938	0
Micro-Cap	17,824	0	17,824	0
L-S	3,556	0	3,556	0
CGIV	2,250	0	2,250	0
LKCM	593,080	0	593,080	0
J. Luther King, Jr.	593,080	0	593,080	0
J. Bryan King	389,642	0	389,642	0

(c) Since the most recent filing of Schedule 13D, the Reporting Persons purchased the following shares of Common Stock in open market transactions.

Date	Reporting Person	Shares Purchased	Price
6/2/2014	LIP	47,700	$16.50
6/2/2014	PDP	15,905	$16.50
9/2/2014	PDP	91,750	$18.00

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2014

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Long-Short Onshore Fund, L.P.

By:	LKCM Long-Short Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Capital Group IV, L.P.

By:	LKCM Capital Group GP, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.